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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

VSI Holdings, Inc.  (VIS-AMEX)
_______________________________________________________________________
(Name of Issuer)

Common Stock, par value $0.01
_____________________________
(Title of Class of Securities)

918322 10 8
_____________________
(CUSIP Number)

Steve Toth, Jr.
2100 N. Woodward Ave., West 201,  Bloomfield Hills, MI 48304
(248) 644-0500
____________________________________________________________
(Name Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 1999
__________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the box. []

CUSIP  No. 918322 10 8            13D                      Page 2 of 5

1)     Names of Reporting Person.
       I.R.S. Identification Nos. of above persons (entities only).
       Steve Toth, Jr. (S.S. # ###-##-####)

2)     Check the Appropriate Box if a Member of a Group
       (See Instructions)   (a) ___  (b) ___

3)     SEC Use Only

4)     Source of Funds (See Instructions)     WC

5)     Check if Disclosure of Legal Proceedings is Required Pursuant
       to Items 2(d) or 2(e)

6)     Citizenship or Place of Organization     United States

Number of Shares Beneficially Owned by Each Reporting Person With
        7)  Sole Voting Power         14,223,226 (43.55% of 32,658,288 shares)

        8)  Shared Voting Power       12,922,996 (39.57%)

        9)  Sole Dispositive Power    14,223,226 (43.55%)

       10)  Shared Dispositive Power  12,922,996 (39.57%)

11)    Aggregate Amount Beneficially Owned by Each Reporting Person
       27,146,222 (83.12%)

12)    Check if the Aggregate Amount in Row (11) Excludes Certain
       Shares (See Instructions)

13)    Percent of Class Represented by Amount in Row (11)
       83.12% of 32,658,288 shares

14)    Type of Reporting Person (See Instructions)    IN

CUSIP No. 918322 10 8 13D Page 3 of 5

Item 1. Security and Issuer.

The Item 1 response is restated in its entirety as follows:

This Amendment No. 8to the Statement on Schedule 13D dated January 14, 1994, as amended by Amendment No. 1 dated February 26, 1994, Amendment No. 2 dated September 8, 1995, Amendment No. 3 dated February 18, 1997, Amendment No. 4 dated July 30, 1997, and Amendment No. 5 dated November 19, 1997, Amendment No 6A dated May 21, 1999, and Amendment No. 7 total August 16, 1999 relates to the Common Stock, par value $.01 per share, of VSI Holdings, Inc. ("VSI"), a Georgia corporation, the principal address of which is 2100 North Woodward Ave., Suite 201 West, Bloomfield Hills, MI 48304.

Item 2. Identity and Background.

The Item 2 response is restated in its entirety as follows:

This Amendment No. 8 is filed by Steve Toth, Jr. ("Toth"), whose business address is 2100 North Woodward Ave., Suite 201 West, Bloomfield Hills, Michigan 48304. Toth is President of VSI and a United States citizen. During the last five years, Toth has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation thereof.

Item 3. Source and Amount of Funds or Other Consideration.

The Item 3 response incorporates all previous filings of Toth and is hereby amended by adding the following:

The transactions reported by this Amendment No. 8 occurred between August 12 and 17, 1999. CLT, a Michigan partnership of which Toth is controlling partner ("CLT"), purchased 36,000 shares on the open market at $4.117 average per share. CLT used its own, not borrowed, monies to fund the $148,220 purchase of the 36,000 shares.

Item 4. Purpose of Transaction.

The Item 4 response is not amended in any way.

Item 5. Interest in Securities of the Issuer.

The Item 5 response incorporates all previous filings of Toth and is hereby amended by adding the following:

(a) As of the date of this Amendment No. 8, Toth beneficially owned 27,146,222 shares, or approximately 83.12% of the 32,658,288 outstanding (excluding 300,250 treasury shares):

CUSIP No. 918322 10 8 13D Page 4 of 5

(1) Toth is deemed to have the sole right to vote and dispose of the 1,296,053, 600,850, 11,826,323, and 500,000
shares (14,223,226 total; 43.55%) owned by (i) CLT, (ii)
Toth as trustee of a Trust Agreemtent dated December 20,
1976 f/b/o Steve Toth, Jr. (the "76 Trust"),(iii) Toth as
trustee of a Trust Agreement dated July 9, 1983 f/b/o Steve
Toth, Jr., and (iv) Toth as Executive Director of the
Foundation, respectively, because as owner, controlling
partner or trustee, Toth has sole voting and dispositive
powers over those 14,223,226 shares. Heretofore, it was
expected that Toth and the 76 Toth Trust had assigned their
respective 1,000 and 775,000 (of 1,375,850) shares to CLT
for its use, but the 76 Toth Trust had not assigned the
other 600,850 shares to CLT. Henceforth, as reflected
above, the shares previously assigned shall be assumed to be a capital contribution to CLT by Toth and the 76 Toth Trust
and deemed to be owned by CLT.
(2) The 11,912,199 and 1,010,797 shares (12,922,996 total;
39.57%) are owned by Toth's spouse as trustee of (i) a Trust
Agreement dated September 1, 1976 for the benefit of Toth's
adult daughter and (ii) a Trust Agreement dated July 9, 1982 for the benefit of Toth's spouse, respectively. Because
Toth's spouse may not be reasonably expected to oppose
Toth's initiatives, Toth is deemed to have shared voting and dispositive powers over those 12,922,996 shares.
(3) Toth has assigned to CLT the right to exercise the remaining
425,000 option shares which CLT may purchase from VSI before
May 5, 2000 at $.15625 per share. The option shares will
not be included with CLT's holdings until exercised. See
Exhibits I and II.
Item 6. Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.

None.

Item 7. Materials to Be Filed as Exhibits.

None.

CUSIP No. 918322 10 8 13D Page 5 of 5

S I G N A T U R E

= = = = = = = = =

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 1999 /S/ Steve Toth Jr.

Steve Toth, Jr.

Exhibit Index Required by Rule 0-3(c)

Sequential Page Number in

Numbering System Required by

Exhibit Rule 0-3 (b)

_____________________________ ____________________________

Exhibit I. Stock Option Pages 6-12 of Schedule 13D

Agreement dated as of May 6, dated January 14, 1994.

1993.

Exhibit II. First Amendment Page 7 of Amendment No. 1

to Stock Option Agreement dated February 26, 1994.

dated as of December 30, 1993,

executed on January 18, 1994.